UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Microfield Graphics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     59506W1
                         ------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 59506W1                                                    Page 2 of 6
          -------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cross Point Venture Partners II
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                Page 2 of 6 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 59506W1                                                    Page 3 of 6
          -------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William P. Cargile
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [ X ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF               75,000
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING               75,000
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      75,000
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      2.3%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                Page 3 of 6 pages

Item 1.     Issuer

      (a)   The name of the Issuer is Microfield Graphics, Inc.

      (b) The Issuer's executive offices are located at 9825 SW Sunshine Court, Beaverton, Oregon 97005.

Item 2.     Reporting Persons and Security

      (a) This Statement is filed by Cross Point Venture Partners II ("CVP"), a partnership, and William P. Cargile, an individual.

      (b) Mr. Cargile's business address is One First Street, Los Altos, California 94022. CVP's business address is One First Street, Los Altos, California 94022.

      (c) Mr. Cargile is a citizen of the United States of America. CVP is organized in the United States of America.

      (d) This Statement relates to shares of Common Stock of Microfield Graphics, Inc.

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 59506W1.

Item 3.     Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

            Not applicable.

Item 4.     Ownership

      (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Cargile may be deemed to be the beneficial owner of a total of 75,000 shares of Issuer Common Stock.

      (b) Mr. Cargile's beneficial ownership of Issuer Common Stock represented approximately 2.3% of the 3,193,930 issued and outstanding shares on October 23, 1996, as reported in the Issuer's most recent quarterly report.

      (c) Mr. Cargile has sole power to vote or direct the vote and to dispose or to direct the disposition of the total amount of shares that he beneficially owns.

Item 5.     Ownership of Five Percent or Less of a Class

            This statement is being filed to report that as of the date hereof Mr. Cargile and CVP has ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.


                                Page 4 of 6 pages

Item 9.     Notice of Dissolution of Group

            On January 23, 1997, CVP distributed the shares of the Issuer's Common Stock held by it to its partners. Accordingly, all further filings with respect to transactions in the Issuer's Common Stock will be filed, if required, by members of the group, in their individual capacities.

Item 10.    Certification

            Not applicable.


                                Page 5 of 6 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 10, 1997
                                       -----------------------------------------
                                                         Date


                                                  WILLIAM P. CARGILE
                                       -----------------------------------------
                                                  William P. Cargile


                                Page 6 of 6 pages